United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

References to “América Móvil,” “we,” “us” and “our” in this report on Form 6-K are to América Móvil, S.A.B de C.V. and its consolidated subsidiaries.

We have prepared this report to provide our investors with financial information and recent developments in our business for the three months ended March 31, 2012.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2011 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 30, 2012 (“our 2011 Form 20-F”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2011 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

OPERATING AND FINANCIAL REVIEW AS OF MARCH 31, 2012 AND FOR THE THREE MONTHS

ENDED MARCH 31, 2012 AND 2011

The following is a summary and discussion of our results of operations for the three months ended March 31, 2012 and 2011 and our financial condition as of March 31, 2012. The following discussion should be read in conjunction with our audited annual consolidated financial statements, which are included in our 2011 Form 20-F.

In the opinion of our management, the unaudited interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the IFRS presentation made in the annual audited consolidated financial statements included in our 2011 Form 20-F, except as discussed below under “Changes in Presentation of Financial Results.” Results of operations for the three months ended March 31, 2012 are not, however, necessarily indicative of results to be expected for the full year.

The comparability of our results for the three months ended 2012 relative to our results for the three months ended 2011 is affected by the following two factors:

•

Changes in Presentation of Financial Results—Beginning in 2012, we present our operating revenues without deducting commissions paid to distributors for the activation of new subscriptions. These commissions are now presented as expenses, while previously they were deducted in determining net operating revenues.

•

Consolidation of Net Serviços—We acquired control of a majority of the voting equity of Net Serviços de Comunicação, S.A. (“Net Serviços”), a provider of Pay TV services in Brazil, in the first quarter of 2012. We began consolidating Net Serviços from January 1, 2012, and, accordingly, the data presented below for the three months ended March 31, 2012 consolidate the results of Net Serviços. Prior to January 1, 2012, we accounted for Net Serviços using the equity method; in our income statement, its net results were recorded under “equity in net income of associated companies.”

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our condensed consolidated financial data as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011.

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos” or “Ps.” are to Mexican pesos. U.S. dollar amounts in the table are presented solely for convenience, using the exchange rate of Ps.12.8039 to U.S.$1.00, which was the rate reported by Banco de México for March 31, 2012, as published in the Official Gazette of the Federation (Diario Oficial de la Federación). You should not construe these translations or any other currency translations included herein as representations that the nominal Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

	For the three months ended March 31,
	2011		2012		2012
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)		(unaudited)		(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.	66,835,200	Ps.	73,055,100	U.S.$	5,706
Fixed voice services		33,962,600		32,717,652		2,555
Mobile data voice services		23,601,600		31,897,400		2,491
Fixed data services		17,262,200		21,139,801		1,651
Paid television		3,490,000		14,221,864		1,111
Other services		11,080,608		19,465,900		1,520

Total operating revenues		156,232,208		192,497,717		15,034

Operating costs and expenses:
Cost of sales and services		65,059,234		83,630,377		6,532
Commercial, administrative and general expenses		29,109,523		40,796,441		3,186
Other expenses		980,891		547,150		43
Depreciation and amortization		22,331,328		25,505,974		1,992

Total operating costs and expenses		117,480,976		150,479,942		11,753

Operating income		38,751,232		42,017,775		3,282
Interest income		1,689,868		1,624,090		127
Interest expense		(4,928,321)		(6,145,920)		(480)
Exchange gain, net		4,400,161		19,280,225		1,506
Valuation of derivatives and other financial items, net		(3,021,591)		(8,937,769)		(698)
Equity in net income of associated companies		526,980		13,355		1

Profit before income tax		37,418,329		47,851,756		3,737
Income tax		12,228,343		15,012,024		1,172

Net profit for the period	Ps.	25,189,986	Ps.	32,839,732	U.S.$	2,565

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	23,510,894	Ps.	32,640,900	U.S.$	2,549
Non-controlling interests		1,679,092		198,831		16

	Ps.	25,189,986	Ps.	32,839,731	U.S.$	2,565

	At December 31, 2011		At March 31, 2012
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	240,277,267	Ps.	222,515,172	U.S.$	17,379
Total non-current assets		705,339,594		701,141,507		54,760

Total assets		945,616,861		923,656,679		72,139

Total current liabilities		262,758,431		246,433,953		19,247
Long-term debt		353,975,487		347,712,122		27,157
Deferred taxes		16,751,716		18,049,316		1,410
Deferred revenues		3,175,796		1,066,461		83
Employee benefits		13,315,736		12,330,462		963

Total liabilities		649,977,166		625,592,314		48,860
Equity:
Capital stock		96,419,636		96,417,722		7,530
Retained earnings:
Prior periods		81,198,952		151,586,461		11,839
Profit for the period		82,853,529		32,640,900		2,549

Total retained earnings		164,052,481		184,227,361		14,388

Other comprehensive income items		25,168,067		6,623,885		517

Equity attributable to equity holders of the parent		285,640,184		287,268,968		22,436

Non-controlling interests		9,999,511		10,795,397		843

Total equity		295,639,695		298,064,365		23,279

Total liabilities and equity	Ps.	945,616,861	Ps.	923,656,679	U.S.$	72,139

Consolidated Results of Operations for the First Three Months of 2012 and 2011

Our international operations account for an important portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates – i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods. We believe this additional information helps investors better understand the performance and contribution to our consolidated results of our non-Mexican operations.

Operating Revenues

Operating revenues for the first three months of March 31, 2012 increased by 23.2%, or Ps.36.3 billion, over the first three months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, operating revenues for the first three months of 2012 increased by 8.9% over the first three months of 2011. The increase was attributable to increases in revenues from our mobile data and mobile voice operations and paid television services.

Mobile Voice—Mobile voice revenues for the first three months of 2012 increased by 9.3%, or Ps.6.2 billion, over the first three months of 2011 and grew in all of the countries in which we operate except Mexico and Brazil. At constant exchange rates, mobile voice revenues increased by 4.9% over the first three months of 2011. The increase was principally due to an increase in traffic and the introduction of plans with more monthly airtime, partially offset by reductions in interconnection rates charged to other telecommunications providers.

Fixed Voice —Fixed voice revenues for the first three months of 2012 decreased by 3.7%, or Ps.1.2 billion, from the first three months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, fixed voice revenues decreased by 4.8% over the first three months of 2011. The decrease was principally due to a decrease in long distance traffic and lower interconnection rates, principally in Mexico and, to a lesser extent, Brazil.

Mobile Data—Mobile data revenues for the first three months of 2012 increased by 35.1%, or Ps.8.3 billion, over the first three months of 2011. At constant exchange rates, mobile data revenues increased by 30.7% over the first three months of 2011. The increase was principally due to increased use of value-added services, including SMS messaging and web browsing and content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for the first three months of 2012 increased by 22.5%, or Ps.3.9 billion, over the first three months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, fixed data revenues increased by 8.5% over the first three months of 2011. The increase was attributable to residential subscriber and broadband services growth, including growth of corporate data services.

Paid Television—Paid television revenues for the first three months of 2012 increased by 307.5%, or Ps.10.7 billion, over the first three months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, paid television revenues increased by 26.1% over the first three months of 2011. The increase was principally due to subscriber growth in our operations in Brazil, Peru, the Dominican Republic and Ecuador.

Other services—Revenues from other services for the first three months of 2012 increased by 75.7% (or 15.1% excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions in the first quarter of 2012) over the first three months of 2011. The increase was principally due to an increase in equipment sales and also reflects growth in our yellow page and publishing businesses.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first three months of 2012 increased by 28.5% from the first three months of 2011, representing 43.4% of operating revenues compared to 41.6% of operating revenues for the first three months of 2011. The Ps.18.6 billion increase for the first three months of 2012 reflects growth in both cost of services and cost of equipment, as well as the consolidation of Net Serviços starting in the first quarter of 2012.

Cost of services was Ps.57.9 billion for the first three months of 2012 and Ps.44.5 billion for the first three months of 2011, an increase of 30.2%. The Ps.13.5 billion increase was principally due to the consolidation of Net Serviços starting in the first quarter of 2012 and to growth in our value added services and paid television businesses, increased content charges and higher network maintenance, real estate leasing, electrical energy and labor costs.

Cost of equipment was Ps.25.7 billion for the first three months of 2012 and Ps.20.6 billion for the first three months of 2011, an increase of 24.9%. The Ps.5.1 billion increase primarily represents the cost of handsets, accessories and computers sold to customers, which increased by 24.9% over the first three months of 2011 as a result of the introduction of new plans that include more expensive equipment offered to customers.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for the first three months of 2012 increased by 40.1% over the first three months of 2011, representing 21.2% of operating revenues for the first three months of 2012 and 18.6% of operating revenues for the first three months of 2011. The increase principally reflected the change in classification of commissions paid to distributors, which, as explained above, starting in the first quarter of 2012 are presented as expenses. In addition, the increase in commercial, administrative and general expenses reflected an increase in costs for advertising, customer care centers, including an expansion of physical customer care centers, and call center services.

Depreciation and amortization—Depreciation and amortization for the first three months of 2012 increased by Ps.3.2 billion, or 14.2%, over the first three months of 2011. As a percentage of revenues, depreciation and amortization for the first three months of 2012 decreased slightly to 13.3% compared to 14.3% for the first three months of 2011.

Operating Income

Operating income for the first three months of 2012 increased by 8.4% over the first three months of 2011.

Operating margin (operating income as a percentage of operating revenues) for the first three months of 2012 was 21.8% compared to 24.8% for the first three months of 2011. The decrease in our operating margin for the first three months of 2012 was due principally to higher costs for subscriber acquisition, acquisition of content and programming, network maintenance, airtime resale, customer service, advertisement and royalty payments under our concessions and licenses.

Net Interest Expense

Net interest expense (interest expense less interest income) for the first three months of 2012 increased by 39.6%, or Ps.1.3 billion, over the first three months of 2011, attributable to a higher level of net debt.

Exchange Gain, Net

We recorded an exchange gain, net of Ps.19.3 billion for the first three months of 2012, compared to an exchange gain, net of Ps.4.4 billion for the first three months of 2011. The exchange gain, net in both periods was primarily attributable to depreciation of the U.S. dollar against various currencies, particularly the Mexican peso.

Valuation of Derivatives and Other Financial Items, Net

We recognized a net fair value loss and other financial expenses of Ps.8.9 billion for the first three months of 2012, compared to a loss of Ps. 3.0 billion for the first three months of 2011. This item principally reflected changes in the valuation of derivative instruments.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 31.4% for the first three months of 2012, compared to 32.7% for the first three months of 2011.

Net Profit

We recorded net profit of Ps.32.8 billion for the first three months of 2012, an increase of Ps.7.6 billion over the first three months of 2011, primarily reflecting higher operating income and the net gain on exchange variations on our indebtedness and related derivatives.

Liquidity and Capital Resources

As of March 31, 2012, we had net debt (total debt minus cash and cash equivalents) of Ps.318.1 billion, compared to Ps.321.5 billion at December 31, 2011. As of March 31, 2012, cash and cash equivalents amounted to Ps.60.3 billion, compared to Ps.59.1 billion as of December 31, 2011.

Our total indebtedness as of March 31, 2012 was Ps.378.4 billion, of which Ps.30.7 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments that we use to manage our interest rate and foreign exchange exposures, approximately Ps.175.3 billion, or 46%, of our total indebtedness as of March 31, 2012 was denominated in U.S. dollars. Approximately Ps.74.3 billion, or 20%, of our total indebtedness at that date, bore interest at variable rates, while the balance bore interest at fixed rates.

The maturities of our long-term debt as of March 31, 2012 were as follows:

Years	Amount
	(in millions of Mexican pesos)
2013	Ps.	15,893
2014		34,893
2015		39,113
2016		42,904
2017		31,998
2018 and thereafter		182,911

Total	Ps.	347,712

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments.

During the first three months of 2012, we used approximately Ps.24.2 billion to fund capital expenditures and Ps.25.3 million to pay dividends. We have also continued to repurchase shares of our capital stock under our share repurchase program; and during the first three months of 2012, we repurchased approximately 458.7 million Series L shares and 0.5 million Series A shares for aggregate purchase price of Ps.6.9 billion.

During the second quarter of 2012, we borrowed approximately U.S.$1.6 billion (Ps.21,065 million) and €1.2 billion (Ps.20,745 million) under our existing revolving credit facilities in order to finance our recent investments and recent acquisition. See “Recent Developments.”

RECENT DEVELOPMENTS

Revocation of Fine Against Telcel by the Mexican Federal Antitrust Commission

On May 2, 2012, our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) was notified of a resolution issued by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) that revoked the Ps.11,989 million fine imposed by Cofeco in April 2011 for alleged monopolistic practices in the mobile termination market. As a condition to the revocation of the fine, Telcel must comply with certain undertakings that were proposed by it to Cofeco in March 2012. These undertakings are described in our 2011 Form 20-F. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine.

Investment in KPN

On May 29, 2012, our subsidiary AMOV Europa B.V. (“AMOV”) commenced a partial tender offer in cash to all holders of ordinary shares of KoninKlijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and us holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer is subject to Dutch disclosure and procedural requirements, which differ from those of the United States. We purchased shares of KPN prior to commencing and during the offer; and as of June 27, 2012, América Móvil and AMOV held a total of 353,283,000 shares of KPN, representing 24.9% of the outstanding shares of KPN. The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of our investment in KPN is expected to be approximately €3,070 million (Ps.53,255 million).

Investment in Telekom Austria

On June 15, 2012, we agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, we acquired 5% of the outstanding shares of Telekom Austria, and upon receipt of certain governmental approvals and other authorizations customary in this type of transaction, we have the right to acquire additional shares representing approximately 16% of the outstanding shares of Telekom Austria. We have not disclosed the price for our interest, but based on recent market prices of Telekom Austria shares the total purchase price of this acquisition would be approximately €875 million (Ps.15.0 billion). The acquisition of the additional shares is expected to close during 2012. Telekom Austria is the largest telecommunications company in Austria and also provides telecommunications services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

Acquisition of Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the mobile virtual network business of Simple Mobile Inc. for approximately U.S.$118.0 million (Ps.1,651.7 million). Simple Mobile, Inc. is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the three months ended March 31, 2012, in accordance with IFRS.

Three months ended March 31, 2012
8.1

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer